FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934

                                  May 25, 2007

                        BUENAVENTURA MINING COMPANY INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)


                               CARLOS VILLARAN 790

                          SANTA CATALINA, LIMA 13, PERU
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F |X| Form 40-F |_|


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                  Yes |_| No |X|


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
                         12g3-2(b): 82-________________.

          Buenaventura Completes 2007, 2008 and 2009 De-hedging Program

LIMA, Peru, May 24 /PRNewswire-FirstCall/ -- Compania de Minas Buenaventura S.A.A. ("the Company" or "Buenaventura") (NYSE: BVN) (Lima Stock Exchange:
BUE.LM), Peru's largest publicly-traded precious metals mining company completed today an additional partial reduction of its gold hedge book by unwinding a total of 248,000 ounces for all of its 2009 gold commitments. Total payment for this transaction was US$87 million, which will be partially financed via local debt.

This is the second transaction to reduce the Company's hedge book executed in May 2007. On May 15, 2007, the Company eliminated all of its 2007 and 2008 gold commitments (240,000 ounces).

The total reduction in gold commitments for both transactions totals 488,000 ounces, which represents 35% of the total Hedge Book. Current gold commitments are now 922,000 ounces to be distributed between 2010 and 2012.

The new hedge book is shown in the following Appendix.

    Appendix.

                             Total Gold Commitments
                                Physical Delivery
                                as of 05/24/2007

                   2007    2008    2009    2010     2011     2012     Total

    285   Ounces                          273,000  300,000  349,000  922,000

          $/oz                             289.76   285.00   357.91   314.01

    350   Ounces                          273,000  300,000  349,000  922,000

          $/oz                             348.35   347.75   363.58   353.92

    451   Ounces                          273,000  300,000  349,000  922,000

          $/oz                             390.25   403.40   369.16   386.55


Company Description

Compania de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 18.50% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

Cautionary Statement
This news release contains  "forward-looking  statements"  within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company's, Yanacocha's and Cerro Verde's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company's 2005 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company's other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any "forward-looking statement," to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

    Contacts in Lima:
    Roque Benavides / Carlos Galvez
    Compania de Minas Buenaventura S.A.A.
    Tel: (511) 419-2538 / 419-2540
    Investor Relations: Daniel Dominguez
    Tel: (511) 419-2536
    Email: ddominguez@buenaventura.com.pe

    Contacts in New York:
    Maria Barona / Peter Majeski
    i-advize Corporate Communications, Inc.
    Tel: (212) 406-3690
    Email: buenaventura@i-advize.com

SOURCE Compania de Minas  Buenaventura S. A. A. -0- 05/24/2007  /CONTACT:  Lima:
Roque Benavides, 511-419-2538, or Carlos Galvez, 511-419-2540, Investor Relations - Daniel Dominguez, 511-419-2536, ddominguez@buenaventura.com.pe, all of Compania de Minas Buenaventura S.A.A.; New York: Maria Barona, or Peter Majeski, both of i-advize Corporate Communications, Inc. for Compania de Minas Buenaventura S.A.A., +1-212-406-3690, buenaventura@i-advize.com/
/First Call Analyst: /
/FCMN Contact: pmajeski@i-advize.com /
/Web site: http://www.buenaventura.com.pe /

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compania de Minas Buenaventura S.A.A.



/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Galvez Pinillos

Chief Financial Officer



Date: May 25, 2007